AB 5/27/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taq Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
The Walton Group LLC
(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TAG SECURITIES, INC.

(SEC ID No. 8-46710)

Financial Statements and Supplemental Schedules
Required by the Securities and Exchange
Commission as of and for the Year Ended
December 31, 2002
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
TAG Securities, Inc.
Arlington, Texas

We have audited the accompanying statement of financial condition for a noncarrying, nonclearing and certain other brokers or dealers of TAG Securities, Inc. (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



THE WALTON GROUP, LLC
February 7, 2003

TAG SECURITIES, INC.
Statement of Financial Condition For
Noncarrying, Nonclearing and Certain
Other Brokers or Dealers
December 31, 2002

Assets	
Cash	$ 6,823
Accounts receivable	4,040
Prepaid expenses	14,598
Total current assets	25,461
Deposits with clearing organizations	35,091
Total assets	$ 60,552
Liabilities and Stockholder's Equity	
Advances payable to The Advisory Group (note 4)	$ 10,075
Commissions payable	7,488
Accrued expenses	3,893
Total current liabilities	21,456
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	904,498
Accumulated deficit	(865,502)
Total stockholder's equity	39,096
Total liabilities and stockholder's equity	$ 60,552

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 275,206
Other income	8,362
Total revenues	283,568
Expenses (note 4):	
Officer salaries and related	56,898
Commissions paid to other brokers	118,673
Clearing and regulatory fees	28,686
Occupancy	20,400
Professional fees	12,756
Other operating expenses	38,389
Total expenses	275,802
Income before income taxes	7,766
Income taxes	-
Net income	$ 7,766

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1, 2002	100	$ 100	$ 904,498	$ (873,268)	$ 31,330
Net income	-	-	-	7,766	7,766
Balances at December 31, 2002	100	$ 100	$ 904,498	$ (865,502)	$ 39,096

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,766
Adjustments to reconcile net income to net cash used by operating activities:	
Net change in certain assets and liabilities:	
Increase in clearing deposit	(25,091)
Increase in prepaid expenses	(6,598)
Decrease in accounts receivable	8,108
Increase in advances payable to The Advisory Group	10,075
Decrease in commissions payable	(11,008)
Increase in accrued expenses	3,893
Net cash used by operating activities	(12,855)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net decrease in cash and cash equivalents	(12,855)
Cash and cash equivalents – January 1, 2002	19,678
Cash and cash equivalents – December 31, 2002	$ 6,823

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

TAG Securities, Inc., formerly known as Rupay-Barrington Securities Corporation, (the Company) is organized as a corporation under the laws of the State of Nevada. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

At December 31, 2002, the Company had net allowable capital of $24,498, which was $19,498 in excess of the minimum net capital requirement computed under Rule 15c3-1.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting purposes. If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recorded. The Company has not accrued any Federal income tax expense or payable for the year ended December 31, 2002, due to the immateriality of the related amounts.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining a reserve for past due or delinquent receivables.

(e) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks.

(Continued)

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(g) Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities.

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(3) Subordinated Liabilities

There are no liabilities, which were subordinated to claims of general creditors at December 31, 2002, or for the year then ended.

(4) Related Party Transactions

During the year ended December 31, 2002, the Company reimbursed its sole stockholder, The Advisory Group, LP, for various operating expenses. At year-end, the Company owed The Advisory Group, LP $10,075 in expense reimbursements. In addition, The Advisory Group, LP pays certain operating costs on behalf of the Company, and is not reimbursed for those expenses.

Supplemental Schedules

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2002

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2002

Net Allowable Capital

Total stockholder's equity	$ 39,096
Non-allowable assets - Prepaid expenses	(14,598)
Net allowable capital	$ 24,498

Computation of Basic Net Capital Requirement

Minimum dollar net capital requirement of reporting broker or dealer	$ 1,430
Net capital requirement	$ 5,000
Excess net capital	$ 19,498
Percentage of aggregate indebtedness to net allowable capital	88%

Reconciliation with Company's Computation of Allowable Net Capital

Net allowable capital – as reported in the Company's unaudited Focus report	$ 24,619
Net effect of Company and audit adjustments	(121)
Adjusted net allowable capital, per these audited financial statements	$ 24,498

(Continued)

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2002

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through Penson Financial Services, Inc., First Clearing Corporation and Prospera Financial Services, Inc.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2002	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2002	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2002

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
TAG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TAG Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



THE WALTON GROUP, LLC
February 7, 2003